EXHIBIT 1.01
Franklin Electric Co., Inc.
Conflict Minerals Report
For the Year Ended December 31, 2019

Introduction and Summary

This report for the year ended December 31, 2019 is presented pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements pursuant to Section 13(p) of the Securities and Exchange Act of 1934 ("Section 13(p)"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to their functionality or production. The term "conflict minerals" is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (“3TGs”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC. The adjoining countries include: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola.

Franklin Electric Co., Inc. (“Franklin Electric” or the “Company”) determined that 3TGs were necessary to the functionality or production of products that the Company manufactured or contracted to be manufactured during the 2019 calendar year. Therefore, Franklin Electric conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). Based on its RCOI, Franklin Electric believes that its products could contain 3TGs that may have originated in the Covered Countries and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the 3TGs in question to determine whether its products are “DRC Conflict Free”.

The Company designed its due diligence measures to conform, in all material respects, with the nationally recognized due diligence framework in The Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”).

Franklin Electric is committed to complying with the requirements of the Rule and upholding responsible sourcing practices. As such, the Company has put into place a due diligence program to address human rights issues and responsible practices across its supply chain.

Company Overview

This report has been prepared by the management of Franklin Electric. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Franklin Electric is a global leader in the production and marketing of systems and components for the movement of water and automotive fuels. Only some of the Company’s products fall in scope of the Conflict Minerals Rule, as they contain (or may contain) one or more of the 3TGs.

Reasonable Country of Origin Inquiry

To determine whether 3TGs in the Company’s products originated in Covered Countries, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist in reviewing its supply chain. The Company provided a list of suppliers associated with the Covered Products to Assent for upload to the Assent Compliance Manager tool (“ACM”). The Company deemed it impractical to filter this list further to exclude some possibly irrelevant suppliers because the Company could not determine definitively the presence or absence of conflict minerals in all parts supplied to Franklin Electric for its products.

The Company utilized the RBA-GeSI Conflict Minerals Reporting Template (“CMRT”), version 5.11 or higher, to conduct a survey of all in scope suppliers. During the supplier survey, the Company contacted suppliers via the ACM, a Software as a Service platform provided by Assent that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management. The use of the CMRT allowed for some elimination of irrelevant suppliers. Specifically, Question 1 of the CMRT asks suppliers whether any of the 3TGs are intentionally added or used in the products or in the production process. Question 2 also asks if any 3TGs remain in their products. The Company also periodically reviewed the supplier list to ensure that irrelevant or “out of scope” suppliers were removed from the survey process. The Company conducted this analysis based on the following criteria:

•The company supplies packaging only (excluding labels)
•The company supplies us with items that do not end up in our products (including equipment used to make our products)
•The company is a test lab
•The company is a service provider only

Assent requested that all suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent monitored and tracked all communications in the ACM for future reporting and transparency. Franklin Electric directly contacted suppliers that were unresponsive to Assent’s communications during the due diligence process and requested such suppliers to complete the CMRT form and submit such form to Assent.

The program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT.

All submitted forms are accepted and classified as valid or invalid in order to retain data. Suppliers submitting invalid forms are contacted and are encouraged to submit a valid form. Suppliers are also provided with guidance on how to correct these validation errors.

Assent compared the list of smelters and refiners provided in the Company’s suppliers’ responses to the lists of smelters maintained by the RMI and, if a supplier indicated that a facility was certified as conflict-free, confirmed that the facility was listed on RMI’s list of validated conflict free smelters and refiners of 3TGs.

Based on the RCOI, The Company had reason to believe that some of the 3TGs may have originated from the Covered Countries, and, therefore, in accordance with the Rule, performed due diligence on the source and chain of custody of the conflict minerals in question.

Design of Due Diligence

The Company is a downstream supplier, many steps removed from the mining of 3TGs. A large number of suppliers, through multiple tiers of distribution, supply the components and materials integrated into the Company’s products. Furthermore, the Company does not purchase raw ore or unrefined conflict minerals or make purchases from the Covered Countries. The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners consolidate raw ore and represent the best source in the total supply chain to possess knowledge of the origin of the ores they procure.

The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”) specifies that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, The Company relies primarily on its “tier 1” (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to it.

Due Diligence Performed

1) Establish Strong Company Management Systems

Internal Compliance Team

Franklin Electric established a cross-functional Conflict Minerals Compliance Team, comprising representatives from its purchasing and legal teams. Subject matter experts from relevant functions such as purchasing and engineering support this team. The Conflict Minerals Compliance Team is responsible for implementing the Company’s conflict minerals compliance strategy and briefing senior management about the results of due diligence efforts.

The Company also uses a third-party service provider, Assent Compliance, to assist it with evaluating supply chain information regarding 3TGs, identifying potential risks, and in the development and implementation of additional due diligence steps that it may undertake with suppliers.

Control Systems

        The Company expects all of its suppliers to have policies and procedures in place to ensure that any 3TGs used in the production of the products sold to Franklin Electric are DRC conflict-free. This means that the products must not contain 3TGs that directly or indirectly finance or benefit armed groups in the Covered Countries. The Company relies on direct suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to the Company – including sources of 3TGs that are supplied to these direct suppliers from lower tier suppliers.

The Company’s Supplier Code of Conduct applies to all direct suppliers and outlines certain expected behaviors and practices. This Code of Conduct is based on industry and internationally accepted principles such as the United Nations Guiding Principles on Business and Human Rights and the OECD Due Diligence Guidance. The Code of Conduct is provided to all direct suppliers. The Code of Conduct is reviewed annually to ensure it continues to align with industry best practices.

Supplier Engagement

The Company engages with suppliers directly to request that they complete a valid CMRT for the products that they supply to the Company. With respect to the OECD requirement to strengthen engagement with suppliers, the Company has developed an internal procedure that includes steps of supplier engagement escalation such as in-person meetings and other corrective actions. Feedback from this engagement has allowed the Company to oversee improvements in supplier responses and supplier compliance for this initiative.

The Company believes that the combination of the Supplier Code of Conduct and direct engagement with suppliers for Conflict Minerals training and requests constitute a strong program when it comes to supplier engagement.

Grievance Mechanisms

The Company established grievance mechanisms whereby employees and suppliers can report violations of Franklin Electric’s policies, including with respect to conflict minerals. Suppliers and others outside of Franklin Electric may contact our conflict minerals team to communicate with the Company, including to report grievances, via a reporting website that is published in the Company’s Code of Conduct and on the Company’s website at www.franklin-electric.com. Any violations are reported to the Company’s Compliance Committee.

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of 5 years. The Company implemented a document retention policy through Assent to retain conflict minerals related documents, including supplier responses to CMRTs. The Company stores all of the information and findings from this process in a database that can be audited by internal or external parties.

2) Identifying and Assessing Risk in the Supply Chain

Due to the Company’s size, the complexity of its products, and the depth, breadth, and constant evolution of the supply chain, it is difficult to identify parties upstream from direct suppliers. Risks are identified automatically in the Assent Compliance Manager system based on criteria established for supplier responses in the System. These risks are addressed by Assent Compliance Supply Chain staff and members of the Conflict Minerals team internally who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

In accordance with OECD Guidelines, it is important to identify and assess risks associated with conflict minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TGs processing facility that was operational during the 2019 calendar year.

In order to assess the risk that any of these smelters posed to the Company’s supply chain, Assent determined if the smelter had been audited against a standard in conformance with the OECD Guidance, such as the RMAP. The Company does not typically have a direct relationship with 3TGs smelters and refiners and does not perform or direct audits of these entities within its supply chain. Smelters that have completed an RMAP audit are considered to be DRC-Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

Each facility that meets the RMI definition of a smelter or refiner of a 3TGs mineral is assessed according to red flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

•Geographic proximity to the DRC and covered countries;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Credible evidence of unethical or conflict sourcing;
•Peer Assessments conducted by credible third-party sources.

As part of the Company’s risk management plan under the OECD Guidance, when facilities with red flags were reported on a CMRT by one of the suppliers surveyed, risk mitigation activities are initiated. Through Assent Compliance, submissions that include any red flag facilities immediately produce a receipt instructing the supplier to take their own risk mitigation actions, including submission of a product specific CMRT to better identify the connection to products that they supply to Franklin Electric, and escalating up to removal of these red flag smelters from their supply chain.

As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the ultimate goal of progressive elimination of these red flags from the supply chain. In addition, suppliers are guided to the Assent University learning platform to engage in educational materials on mitigating the risk of smelters or refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are based on these four questions in the CMRT:
A. Have you established a conflict minerals sourcing policy?
E. Have you implemented due diligence measures for conflict-free sourcing?
G. Do you review due diligence information received from your suppliers against your company’s expectations?
H. Does your review process include corrective action management?
When suppliers meet or exceed those criteria (Yes to at least A, E, G, H), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

3) Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Franklin Electric has a risk management plan, through which the conflict minerals program is implemented, managed, and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Conflict Minerals rules.

The Company engages any of its suppliers whom it has reason to believe are supplying the Company with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD Guidance.

4) Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not have a direct relationship with any 3TGs smelters or refiners and does not perform or direct audits of these entities within its supply chain. Instead, the Company relies on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Assent also directly contacts smelters and refiners that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each facilities’ sourcing practices on behalf of its compliance partners.

5) Public Reporting on Supply Chain Due Diligence

The Company published Form SD for the year ended December 31, 2019 and this report in the Investor Relations section of its website at www.franklin-electric.com. Information found on or accessed through this website is not considered part of this report and is not incorporated by reference herein. The Company has also publicly filed Form SD and this report with the Securities and Exchange Commission.

Steps to be Taken to Mitigate Risk

The Company intends to continue to comply with the Rule on an annual basis and expand or narrow the scope of future due diligence efforts in light of any changes in its supply chain and to implement steps to continue to improve the information gathered from its due diligence, including taking actions designed to increase the response rate of supplier solicitations.